Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$89,497,700.00	$2,747.58

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $650,062.63 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $2,747.58 is offset against the registration fee due for this offering and of which  $647,315.05 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(5)

Registration File No.: 333-134553

PRICING SUPPLEMENT No. 18

to Prospectus Supplement dated May 30, 2006

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

5,927,000 YEELDS®

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

7.25% Yield Enhanced Equity Linked Debt Securities Due October 25, 2007

Performance Linked to the Common Stock of El Paso Corporation (EP)

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement and the accompanying prospectus supplement, dated May 30, 2006 (the “YEELDS prospectus supplement”) should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

•   Index stock issuer:  El Paso Corporation. El Paso Corporation is not involved in this offering and has no obligation with respect to the notes.

•   Index stock:  The common stock of the index stock issuer.

•   Principal amount:  $15.10 per YEELDS, and, in the aggregate, $89,497,700.00.

•   Stated maturity date:  October 25, 2007, subject to postponement if the valuation date is postponed.

•   Averaging period:  The last five scheduled trading days ending on the valuation date (each an “averaging day”), subject to postponement if a market disruption event occurs, as described under “Postponement of an Averaging Day, including Valuation Date, Because of a Market Disruption Event” on page PS-3 of this pricing supplement.

•   Valuation date:  October 18, 2007, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under “Postponement of an Averaging Day, including Valuation Date, Because of a Market Disruption Event” on page PS-3 of this pricing supplement.

•   Coupon rate:  7.25% per annum.

•   Coupon payment dates:  July 25, 2007 and October 25, 2007.

•   Coupon record dates:  15 calendar days prior to each coupon payment date.

•   Determination period:  Five business days.

•    Initial value: $15.10, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings has paid to hedge Lehman Brothers Holdings’ obligations under the notes.

•   Equity cap price:  $16.61, which is 110% of the initial value.

•   Base dividend:  $0.04, which is the amount of the quarterly dividend per share of common stock most recently paid by El Paso Corporation prior to the date of this pricing supplement.

•   Effective dividend adjustment date:  The first business day immediately following July 19, 2007 and the valuation date, as applicable.

•    Stock settlement: Unless you have elected to exercise your cash settlement option, on the stated maturity date, Lehman Brothers Holdings will deliver to you, per YEELDS, a number of shares of El Paso Corporation common stock equal to the sum of the daily settlement share numbers for each averaging day during the averaging period, all as described beginning on page PS-4 of this pricing supplement under “Stock Settlement”.

•   Cash Settlement Option:  If you elect to exercise your cash settlement option, on the stated maturity date, Lehman Brothers Holdings will pay you in cash, per YEELDS, the lesser of:

(1) the alternative redemption amount; and

(2) $16.61

Because the principal amount is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.

The settlement value will be based upon the arithmetic average of the adjusted volume weighted average price of the index stock on each averaging day during the averaging period, and shall generally be equal to such arithmetic average multiplied by the multiplier, as described beginning on page PS-2 of this pricing supplement under “Settlement Value Based Upon Arithmetic Average of Adjusted Volume Weighted Average Prices”.  You must provide the trustee with prior written notice no later than the first averaging day if you elect the cash settlement option.

•    Denominations:  15.10 and integral multiples thereof.

•    Listing:  The YEELDS will not be listed on any exchange.

•    CUSIP No.: 52520W457

•    ISIN No.: US52520W4574

Investing in the notes involves risks.  Risk Factors begin on page PS-3 of this pricing supplement and page SS-7 of the YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per YEELDS	Total
Public offering price	$15.10	$89,497,700.00
Underwriting discount	$0.00	$0.00
Proceeds to Lehman Brothers Holdings	$15.10	$89,497,700.00

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 889,050 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about April 25, 2007.

LEHMAN BROTHERS

April 18, 2007

“YEELDS” is a registered trademark of Lehman Brothers Inc.

ADDITIONAL RISK FACTOR

If a market disruption event occurs on a day that would otherwise be an averaging day, there will be a delay in settlement of the YEELDS.

If a market disruption event occurs on a day that would otherwise be an averaging day, settlement of the YEELDS will be delayed, depending on the circumstances surrounding the market disruption event, for up to 40 trading days following the stated maturity date.

SETTLEMENT VALUE BASED UPON ARITHMETIC AVERAGE OF ADJUSTED VOLUME
WEIGHTED AVERAGE PRICES

If the holder of a note has elected to exercise its cash settlement option, the settlement value will be based upon the arithmetic average of the adjusted volume weighted average price, which we refer to as “VWAP”, of the index stock on each of the last five scheduled trading days ending on, and including, the valuation date, and shall generally be equal to such arithmetic average multiplied by the multiplier.  The “VWAP” per share of our common stock on any settlement period trading day means such price as displayed on Bloomberg page EP <EQUITY> AQR in respect to the period from 9:30 a.m to 4:00 p.m.

New York City time, on such settlement period trading day.  Adjustments to the VWAP will occur if El Paso Corporation changes the amount of the quarterly cash dividends it pays on its shares of common stock during the term of the YEELDS.  See “Description of the Notes—Settlement value” on page SS-14 in the accompanying YEELDS prospectus supplement.

POSTPONEMENT OF AN AVERAGING DAY, INCLUDING VALUATION DATE, BECAUSE OF A
MARKET DISRUPTION EVENT

If a market disruption event occurs on a day that would otherwise be an averaging day, as set forth on the cover page of this pricing supplement, such averaging day will be postponed until the next scheduled trading day on which no market disruption event occurs; provided, however, if a market disruption event occurs on each of the eight scheduled trading days following the originally scheduled averaging day, then (a) that eighth scheduled trading day shall be deemed to be that averaging day and (b) the calculation agent shall determine the adjusted VWAP of the index stock for that eighth scheduled trading day, based upon its good faith estimate of the value of the index stock as of the close of trading on the relevant exchange on such day.  If any averaging day is postponed, all subsequent averaging days will also be postponed; the next subsequent averaging day will then be the next scheduled trading day on which no market disruption event occurs (subject to the eight scheduled trading day limitation described above).  As a consequence, the occurrence of a market disruption event on a day that would otherwise be an averaging day may result in non-consecutive averaging days.

STOCK SETTLEMENT

Unless the holder elects to exercise its cash settlement	Upon the occurrence of certain events, or if El Paso
option and provides the trustee with written notice no later	Corporation is involved in certain extraordinary
than the first averaging day, Lehman Brothers Holdings	transactions, the number of shares of El Paso Corporation
will, subject to the next paragraph, deliver on the stated	common stock to be delivered may be adjusted and
maturity date a number of shares of El Paso Corporation	Lehman Brothers Holdings may deliver, in lieu of or in
common stock equal to, per YEELDS, the sum of the	addition to El Paso Corporation common stock, cash and
daily settlement share numbers for each averaging day	any other equity securities used in the calculation of the
during the averaging period, as determined by the	daily settlement share numbers, all as determined by the
calculation agent in its good faith judgment. The daily	calculation agent. See “Description of the Notes—
settlement share number for any averaging day will	Adjustments to multipliers and to securities included in
generally equal:	the calculation of the settlement value” on page SS-16 of
the accompanying YEELDS prospectus supplement.
• if the product of the adjusted VWAP on such
averaging day times the multiplier exceeds $16.61:	Because the daily settlement share numbers will ordinarily
be determined over the five-trading-day averaging period
0.2 x	$16.61	; or	ending on the fifth business day prior to the stated maturity
VWAP	date, the effect to holders will be as if the YEELDS
matured over a five trading day period ending on the fifth
• if the product of the adjusted VWAP on such than	business day prior to the stated maturity date. Thus, the
averaging day times the multiplier is equal to or less	aggregate value of the shares of El Paso Corporation
$16.61:	common stock and any other equity securities and cash
that you receive at maturity may be more or less than the
0.2 x	adjusted VWAP	x multiplier	amount you would have received had Lehman Brothers
VWAP	Holdings paid the amount payable at maturity in cash.
Consequently, it is possible that the aggregate value of the

If, however, Lehman Brothers Holdings determines that it is prohibited from delivering such shares, or that it would otherwise be unduly burdensome to deliver such shares, on the stated maturity date, it will pay in cash the amount payable at maturity.

If the calculation above results in a fractional share, Lehman Brothers Holdings will pay cash to you in an amount equal to that fractional share, calculated on an aggregate basis in respect of the YEELDS you own, multiplied by the market value based upon the arithmetic average of the adjusted VWAP of El Paso Corporation common stock (and any equity securities included in the calculation of the settlement value) on each averaging day during the five-trading-day averaging period.

cash and securities that you receive at maturity may be less than the payment that you would have received at maturity in cash if you elected cash settlement.  In the absence of any election notice to the trustee, holders of the notes will be deemed to have elected stock settlement as described above.

EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date if you elect to exercise your cash settlement option.  In each of these examples it is assumed that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and (b) El Paso Corporation does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the YEELDS.

Example 1. Assuming the settlement value is $12.08:

As a result, because the settlement value of $12.08 is less than $15.10, on the stated maturity date, you would receive $12.08 per YEELDS, plus accrued but unpaid coupon payments.

Example 2.  Assuming the settlement value is $16.00:

As a result, because the settlement value of $16.00 is less than $16.61, on the stated maturity date, you would receive $16.00 per YEELDS, plus accrued but unpaid coupon payments.

Example 3.  Assuming the settlement value is $24.16:

As a result, because $16.61 is less than the settlement value of $24.16, on the stated maturity date, you would receive $16.61 per YEELDS, plus accrued but unpaid coupon payments.

To the extent the actual settlement value differs from the values assumed above or that El Paso Corporation changes the amount of the quarterly cash dividends it pays during the term of the YEELDS, the results indicated above would be different.

If you do not elect to exercise your cash settlement option, the market price of the shares of El Paso Corporation common stock that you receive per YEELDS on the stated maturity date may be less than the amount that you would have received had Lehman Brothers Holdings paid the amount payable at maturity in cash because the number of shares you receive will ordinarily be calculated based upon the adjusted VWAP’s of El Paso Corporation common stock during the five-trading-day averaging period ending on the fifth business day prior to the stated maturity date.

INDEX STOCK ISSUER AND INDEX STOCK

El Paso Corporation

Lehman Brothers Holdings has obtained the following information regarding El Paso Corporation from El Paso Corporation’s reports filed with the SEC.

El Paso Corporation provides natural gas and related energy products primarily in North America. The company offers natural gas transmission services to various customers, including natural gas producers, marketers, and end-users, as well as other natural gas transmission, distribution, and electric generation companies through its interests in approximately 43,000 miles of interstate pipeline system. It also focuses on the exploration, acquisition, development, and production of natural gas, oil, and natural gas liquids in the United States, Brazil, and Egypt. It also has interests in international power plants in Brazil, Asia, and Central America. El Paso sells power to power transmission and distribution companies owned by local governments. The company was founded in 1928 and is headquartered in Houston, Texas.

The index stock is registered under the Securities Exchange Act of 1934.  Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website described under “Where You Can Find More Information” on page 58 of the accompanying base prospectus.  In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Historical information about the index stock

The shares of common stock of El Paso Corporation are listed on The New York Stock Exchange under the symbol “EP”.

The following table presents the high and low closing prices for the shares of common stock of El Paso Corporation, as reported on The New York Stock Exchange during each fiscal quarter in 2004, 2005, 2006 and 2007 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2004, 2005, 2006 and 2007 (through the date of this pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance.  Lehman Brothers Holdings cannot assure you that the price of the index stock will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount.  The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

	High	Low	Period End

2004
First Quarter	$9.71	$6.62	$7.11
Second Quarter	7.88	6.76	7.88
Third Quarter	9.19	7.46	9.19
Fourth Quarter	11.54	8.45	10.40

2005
First Quarter	$12.99	$10.07	$10.58
Second Quarter	11.66	9.54	11.52
Third Quarter	13.90	11.32	13.90
Fourth Quarter	13.92	10.86	12.16

2006
First Quarter	$13.80	$11.88	$12.05
Second Quarter	15.89	11.97	15.00
Third Quarter	16.20	13.02	13.64
Fourth Quarter	15.45	13.14	15.28

2007
First Quarter	$15.60	$13.76	$14.47
Second Quarter (through the date of this pricing supplement)	15.45	14.66	15.09

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) you have elected to exercise your cash settlement option and (b) El Paso Corporation does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the YEELDS:

•      the percentage change from the issue price to the hypothetical settlement value on the valuation date;

•      the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

•      the hypothetical total amount payable per YEELDS on the stated maturity date;

•      the hypothetical total annualized yield on the YEELDS on the stated maturity date per YEELDS; and

•      the hypothetical total annualized yield from direct ownership of the index stock.

Hypothetical settlement value on the valuation date	Percentage change from the issue price to the hypothetical settlement value on the valuation date	Total coupon payments paid or payable on or before the stated maturity date per YEELDS	Hypothetical total amount payable per YEELDS on the stated maturity date (1)	Hypothetical total annualized yield on the YEELDS on the stated maturity date per YEELDS (2)	Hypothetical total annualized yield from direct ownership of index stock
$ 9.0600	-40%	$0.5474	$ 9.0600	-59.99%	-63.36%
$12.0800	-20%	$0.5474	$12.0800	-30.33%	-35.15%
$13.5900	-10%	$0.5474	$13.5900	-12.45%	-18.04%
$15.1000	0%	$0.5474	$15.1000	7.45%	1.06%
$16.6100	10%	$0.5474	$16.6100	29.38%	22.17%
$18.1200	20%	$0.5474	$16.6100	29.38%	45.27%
$18.8750	25%	$0.5474	$16.6100	29.38%	57.58%
$21.1400	40%	$0.5474	$16.6100	29.38%	97.49%
$24.1600	60%	$0.5474	$16.6100	29.38%	157.70%
$27.1800	80%	$0.5474	$16.6100	29.38%	225.91%
$30.2000	100%	$0.5474	$16.6100	29.38%	302.12%

(1)             Excludes accrued but unpaid coupon payments payable on the stated maturity date.

(2)             The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total annualized yield will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement.  After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 889,050 additional YEELDS solely to cover over-allotments.  To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS.  If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $102,922,355.00, $0.00 and $102,922,355.00, respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about April 25, 2007, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Holdings or an affiliate has entered into swap agreements or related hedge transactions with one of Lehman Brothers Holdings’ other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate has earned additional income as a result of payments pursuant to the swap, or related hedge transactions.

5,927,000 YEELDS®

LEHMAN BROTHERS HOLDINGS INC.
MEDIUM-TERM NOTES, SERIES I

7.25 % Yield Enhanced Equity Linked Debt Securities Due October 25, 2007
Performance Linked to the Common Stock of El Paso Corporation (EP)

PRICING SUPPLEMENT
DATED APRIL 18, 2007

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006

PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006 AND

PROSPECTUS
DATED MAY 30, 2006)

LEHMAN BROTHERS